03003222

GOLDEN RAVEN RESOURCES LTD.,
4005 Gallagher's Terrace,
Kelowna, B.C.,
V1W 3Z8.
Tel: 250-861-3960 Fax: 250-860-4281

SEC MAIL PROCESSING RECEIVED
JAN 06 2003
WASH. D.C. 155 SECTION

To: Filing Desk,
Securities & Exchange Commision,
Washington, D.C.

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

Symbol - GVN (Vancouver Stock Exchange - TSX)
Cusip #38116A10
Sec.Exemption - 82-28977 (12G)

SUPPL

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Golden Raven Resources Ltd - News Release

Golden Raven appoints Thomas as director

Golden Raven Resources Ltd	GVN
Shares issued 7,520,971	Jan 24 2002 close $ 0.10
Friday January 25 2002	News Release

Mr. William McKee reports

The management of Golden Raven Resources Ltd., has appointed Craig D. Thomas as a director. Mr. Thomas brings numerous years of experience in securities law to the company and was formerly a partner with Russell & DuMoulin. At present he is a principal with Thomas, Roudeau, business lawyers.

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Golden Raven Resources Ltd - News Release

Golden Raven names Shakr, Al Tukhaify to board

Golden Raven Resources Ltd	GVN
Shares issued 7,845,971	Oct 22 2002 close $ 0.10
Thursday October 24 2002	News Release

Mr. William McKee reports

DIRECTOR CHANGES AND MANAGEMENT APPOINTMENTS

William W. Moss and Herbert G. Adcox have agreed to step down as directors of Golden Raven Resources Ltd., but will remain with the company as key employees. Mr. Moss will assume the management position of vice-president of engineering while Mr. Adcox will assume the position of vice-president of finance. Both have very strong backgrounds in their respective fields.

The positions of Mr. Moss and Mr. Adcox on the board will be filled by Uthman Shakr and Rahman Al Tukhaify. These two new directors bring a combined total of 50 years experience in the oil and gas business, as well as expertise in the financial field to the company. Mr. Shakr has held the position of vice-president of operations with Burgen Petroleum Corporation, a Saudi-based company, for the past five years. Mr. Al Tukhaify is the chief executive officer of Burgen Petroleum, as well as chairman of United Marketing Corp., a company that specializes in the marketing of petroleum products on an international scale. United Marketing's headquarters are in Bahrain.

Both Mr. Shakr and Mr. Al Tukhaify will be very instrumental in assisting Golden Raven Resources Ltd. achieve its stated objective of diversifying the company's focus in the resource sector to include oil and gas projects.

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Golden Raven Resources Ltd - Options Proposed

Golden Raven to issue 1.6 million options

Golden Raven Resources Ltd	GVN
Shares issued 7,845,971	Oct 22 2002 close $ 0.10
Thursday October 24 2002	Options Proposed

Mr. William McKee reports

Golden Raven Resources directors have approved the issuing of 1.6 million director and employee incentive stock options at a price of 11 cents per share for a period of two years.

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Golden Raven Resources Ltd - News Release

Golden Raven names Brady as new board member

Golden Raven Resources Ltd	GVN
Shares issued 7,845,971	Oct 22 2002 close $ 0.10
Tuesday October 22 2002	News Release

Mr. William McKee reports

Ian W. Brady, barrister and solicitor, has been appointed to the position of director of the company. Mr. Brady operates his law practice in Bellville, Ont. His international legal expertise and business acumen are welcome additions to the board.

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Golden Raven Resources Ltd - News Release

Golden Raven appoints Moore to board

Golden Raven Resources Ltd	GVN
Shares issued 7,845,971	Oct 16 2002 close $ 0.11
Friday October 18 2002	News Release

Mr. William McKee reports

Golden Raven Resources has appointed Trent Moore of Stettler, Alta., as a director of the company. Mr. Moore brings 25 years of hands-on experience in various sectors of the oil and gas industry. He was hired as operations manager of Deans Oilfield Services and later rose to the position of partner, followed by sole proprietor in 1990. In May, 2001, Mr. Moore founded, and became a director of, Claymore Energy Inc., a private Alberta licensed operating oil and gas company. Mr. Moore's fieldwork experience has given him a wide network of industry contacts.

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Golden Raven Resources Ltd - News Release

Golden Raven's Koyich resigns his director's seat

Golden Raven Resources Ltd	GVN
Shares issued 7,845,971	Oct 16 2002 close $ 0.11
Wednesday October 16 2002	News Release

Mr. William McKee reports

Daniel Koyich has resigned as a director of Golden Raven Resources effective immediately. Mr. Koyich wishes to focus his attention on other business opportunities.

The company extended its sincere appreciation for the valuable contribution that Mr. Koyich has made over the past years. Golden Raven wished him the very best of good fortune in his other business endeavours.

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SmytheRatcliffe.com
7th Floor, Marine Building
355 Burrard Street
Vancouver, B.C. V6C 2G8
SmytheRatcliffe
CHARTERED ACCOUNTANTS
facsimile: 604.688.4675
telephone: 604.687.1231

NOTICE TO READER

We have compiled the balance sheet of Golden Raven Resources Ltd. as at June 30, 2002 and the statements of operations and deficit and cash flows for the three and nine month periods then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"SMYTHE RATCLIFFE"

Chartered Accountants

Vancouver, British Columbia
August 15, 2002

GOLDEN RAVEN RESOURCES LTD.
Balance Sheet
June 30
(Unaudited - See Notice to Reader)

	June 30, 2002	September 30, 2001
Assets		
Current		
Cash	$10	$326
GST receivable	1,579	506
	1,589	832
Investment in Resource Property	10,000	0
	$11,589	$832
Liabilities		
Current		
Accounts payable	$122,520	$100,026
Accrued debenture interest	7,973	19,933
Due to shareholders	13,825	36,812
	144,318	156,771
Capital Stock and Deficit		
Capital Stock	4,650,136	4,540,486
Deficit	(4,782,865)	(4,696,425)
	(132,729)	(155,939)
	$11,589	$832

Approved on behalf of the Board:

"William S. McKee"
.... Director
William S. McKee

"William Moss"
.... Director
William Moss

See notes to financial statements.

GOLDEN RAVEN RESOURCES LTD.

Statement of Operations and Deficit
(Unaudited- See Notice to Reader)

	Three Months Ended June 30 2002	Three Months Ended June 30 2001	Nine Months Ended June 30 2002	Nine Months Ended June 30 2001
Administration Expenses				
Management fees	$ 15,000	$ 0	$ 45,000	$ 13,284
Salaries and benefits	5,105	4,605	17,650	18,737
Regulatory and transfer agent fees	4,947	9,763	10,018	13,028
Office	1,568	2,823	7,172	13,565
Professional Fees	1,600	(9,250)	6,600	(7,343)
Travel and promotion	0	0	0	2,061
Disposal of fixed assets	0	0	0	1,411
Depreciation	0	1,411	0	348
Net Loss for Period	28,220	9,352	86,440	55,091
Deficit, Beginning of Period	4,754,645	4,589,277	4,696,425	4,543,538
Deficit, End of Period	$ 4,782,865	$ 4,598,629	$ 4,782,865	$ 4,598,629
Loss Per Share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted Average Number of Shares Outstanding	7,975,202	7,566,889	7,875,382	7,298,443

See notes to financial statements.

GOLDEN RAVEN RESOURCES LTD.
Statement of Cash Flows
(Unaudited - See Notice to Reader)

	Three Months Ended June 30		Nine Months Ended June 30	
	2002	2001	2002	2001
Operating Activities				
Net loss	$(28,220)	$(9,352)	$(86,440)	$(55,091)
Items not involving cash				
Depreciation	0	0	0	348
Loss on disposal of fixed assets	0	1,411	0	1,411
Operating Cash Flow	(28,220)	(9,352)	(86,440)	(54,743)
Changes in Non-Cash Working				
GST Receivable	(195)	716	(1,072)	7,855
Accounts payable	(7,792)	(9,198)	22,494	(12,472)
Accured debenture interest	(11,960)	0	(11,960)	0
	(19,947)	(8,482)	9,462	(4,617)
Cash Used in Operating Activities	(48,167)	(17,834)	(76,978)	(59,360)
Investing Activities				
Proceeds from disposal of fixed assets	0	583	0	583
Acquisition of resource property	(10,000)	0	(10,000)	0
Cash Provided by (Used in) Investing Activities	(10,000)	583	(10,000)	583
Financing Activities				
Issuance of shares for cash	69,150	0	109,650	0
Advances from shareholders	7,582	13,245	30,319	29,812
Repayments to shareholders	(22,362)	0	(53,307)	0
Cash Provided by Financing	54,370	13,245	86,662	29,812
Outflow of Cash	(3,797)	(4,006)	(316)	(28,965)
Cash (Bank Indebtedness), Beginning of Period	3,807	(813)	326	24,146
Cash (Bank Indebtedness), End of Period	$10	$(4,819)	$10	$(4,819)

See notes to financial statements.

GOLDEN RAVEN RESOURCES LTD.
Notes to Financial Statements
Nine Months Ended June 30, 2002
(Unaudited - See Notice to Reader)

1. BASIS OF PRESENTATION

These unaudited financial statements have been prepared in accordance with generally accepted accounting principles in Canada for interim financial information. These financial statements are condensed and do not include all disclosures required for annual financial statements. The accounting policies followed by the Company and other information are contained in the notes to the Company's audited financial statements for the year ended September 30, 2001 which were issued to the shareholders.

In the opinion of the Company's management, these financial statements reflect all adjustments necessary to present fairly the Company's financial position at June 30, 2002 and September 30, 2001 and the results of operations and cash flows for the three months and nine months then ended. The results of operations for the three and nine months ended June 30, 2002 are not necessarily indicative of the results to be expected for the entire fiscal year.

2. CAPITAL STOCK

(a) Authorized
100,000,000 Common shares without par value
100,000,000 Preference shares with a par value of $1 each

(b) Issued

	June 30, 2002		September 30, 2001	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period	7,520,971	$4,540,486	5,628,113	$4,330,486
Issued during period for cash:				
Upon exercise of share purchase options	365,000	81,650	0	0
Upon exercise of share purchase warrants	200,000	28,000	0	0
Upon exchange of special warrants	0	0	2,000,000	210,000
Upon cancellation of escrow shares	0	0	(107,142)	0
	565,000	109,650	1,892,858	210,000
Balance, end of period	8,085,971	$4,650,136	7,520,971	$4,540,486

GOLDEN RAVEN RESOURCES LTD.
Notes to Financial Statements
Nine Months Ended June 30, 2002
(Unaudited - See Notice to Reader)

2. **CAPITAL STOCK** (Continued)

(c) Share purchase options

Details of the status of the Company's stock option plans as at June 30, 2002 are as follows:

	Nine Months Ended June 30, 2002		**Nine Months Ended September 30, 2001**	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	1,300,000	$ 0.31	1,300,000	$ 0.31
Exercised	(365,000)	$ 0.22	0	$ 0.00
Expired	(935,000)	$ 0.31	0	$ 0.00
Outstanding, end of period	0	$ 0.00	1,300,000	$ 0.31

At June 30, the following share purchase options were outstanding:

Expiry Date	Exercise Price	Number of Shares **2002**	**2001**
May 12, 2002	$ 0.31	0	1,300,000

Options are fully vested after 18 months from date of granting and expire two years from the date of original granting.

GOLDEN RAVEN RESOURCES LTD.
Notes to Financial Statements
Nine Months Ended June 30, 2002
(Unaudited - See Notice to Reader)

2. **CAPITAL STOCK** (Continued)

(d) Share purchase warrants

During the nine month period ended June 30, 2002, 200,000 warrants were exercised at $0.14 per share, for cash proceeds of $28,000. Two hundred thousand (200,000) common shares were issued upon the exercise of these warrants. The remainder of the warrants expired during the period.

3. **RELATED PARTY TRANSACTIONS**

(a) Management fees of $45,000 were paid to companies controlled by a director.

(b) Salaries of $17,650 were paid to officers of the Company.

(c) Amounts due to shareholders totalled $13,825. These amounts bear no interest and have no stated terms of repayment.

(d) The period ending accounts payable include $82,500 due to related parties of which $60,000 was for management fees and $22,500 was for salaries.

4. **INVESTMENT IN RESOURCE PROPERTY**

During the period ended June 30, 2002, the Company entered into an option agreement with Juldex Pty. Ltd. The agreement gives the Company the right to earn an undivided 50% interest in the Mount Cameron Breccia Pipe and Porphyry Complex in Queensland, Australia.

The Company shall have exercised the option and earned its interest in the property upon payment of Cdn $50,000 by June 30, 2002 and the expenditure of one million Australian dollars (AUD $1,000,000) in respect to exploration and development of the Complex property by November 10, 2004. The Company is currently negotiating to extend the date of payment of the $50,000.

Schedule B

GOLDEN RAVEN RESOURCES LTD.
Form 51-901F - Supplementary Information
Year Ended June 30

1. RELATED PARTY TRANSACTIONS

See note 3 of Schedule A

2. (a) AUTHORIZED CAPITAL

See note 2 of Schedule A

(b) OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES O/S

See note 2(c)(d) of Schedule A

3. LIST OF DIRECTORS

William McKee	President and Director
Stephen Easton	Secretary
William W. Moss	Director
Daniel Koyich	Director
Craig D. Thomas	Director
Herbert Grant Adcox	Director

Schedule C

GOLDEN RAVEN RESOURCES LTD.
Form 51-901F - Supplementary Information
Year Ended June 30

Management approached this last quarter with considerable optimism as precious metal prices improved rather dramatically hitting the $330 U.S. per ounce. Interest in the diamond exploration companies along with very favourable publicity on Canadian diamonds increased investment in that market. Of course, the price of oil and gas also energized takeovers and acquisitions in the oil patch. As a result of this rather positive environment we entered into an option agreement to purchase a 50% interest in the Mt. Cameron gold project located in Queensland, Australia. Unfortunately, we were unable to raise all the necessary funds to meet the financial requirements within the prescribed timetable. The mining exploration funds which have been raised by other mining exploration companies ar essentially "flow-through" for Canadian exploration only. In addition, the price of gold has corrected to between $300 - $315 U.S. per ounce, making gold exploration less attractive, although there is, as always, a considerable body of opinion that the long-term trend for the price of gold is up.

Management continues to examine other opportunities particularly in the oil and gas and related fields. Management believes that as long as policial tension continues to exist in the Middle East and if the world economy improves, the price of oil and gas will remain firm. Therefore, investment in this aspect of the resource industry, combined with its immediate cash flow potential, is on the front burner in management's priorities. No decisions have been made but a couple of projects are under serious consideration.

"William S. McKee"
President
August 20, 2002

B.C. FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: ___ **SCHEDULE A**

_X_ **SCHEDULE B & C**
(place X in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER GOLDEN RAVEN RESOURCES LTD.

FOR QUARTER ENDED JUNE 30,2002

DATE OF REPORT AUGUST 15, 2002

ISSUER ADDRESS 4005 GALLAGHER'S TERRACE

KELOWNA	B.C.	V1W 3Z8
CITY	PROVINCE	POSTAL CODE

ISSUER FAX # (250) 861-4281 ISSUER TELEPHONE # (604) 861-3960
CONTACT PERSON WILLIAM S. MCKEE

CONTACT'S POSITION PRESIDENT

CONTACT TELEPHONE # (604) 861-3960

CONTACT EMAIL ADDRESS

WEBSITE ADDRESS

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

WILLIAM S. McKEE	"WILLIAM S. McKEE"	2002/08/21
SIGN (TYPED)	**NAME OF DIRECTOR**	**DATE SIGNED (YY/MM/DD)**
WILLIAM MOSS	"WILLIAM MOSS"	2002/08/21
SIGN (TYPED)	**NAME OF DIRECTOR**	**DATE SIGNED (YY/MM/DD)**

(Signatures for this Form should be entered in TYPED form)

Schedule B

GOLDEN RAVEN RESOURCES LTD.
Form 51-901F - Supplementary Information
Year Ended June 30

1. RELATED PARTY TRANSACTIONS

See note 3 of Schedule A

2. (a) AUTHORIZED CAPITAL

See note 2 of Schedule A

(b) OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES O/S

See note 2(c)(d) of Schedule A

3. LIST OF DIRECTORS

William McKee	President and Director
Stephen Easton	Secretary
William W. Moss	Director
Daniel Koyich	Director
Craig D. Thomas	Director
Herbert Grant Adcox	Director

Schedule C

GOLDEN RAVEN RESOURCES LTD.
Form 51-901F - Supplementary Information
Year Ended June 30

Management approached this last quarter with considerable optimism as precious metal prices improved rather dramatically hitting the $330 U.S. per ounce. Interest in the diamond exploration companies along with very favourable publicity on Canadian diamonds increased investment in that market. Of course, the price of oil and gas also energized takeovers and acquisitions in the oil patch. As a result of this rather positive environment we entered into an option agreement to purchase a 50% interest in the Mt. Cameron gold project located in Queensland, Australia. Unfortunately, we were unable to raise all the necessary funds to meet the financial requirements within the prescribed timetable. The mining exploration funds which have been raised by other mining exploration companies ar essentially "flow-through" for Canadian exploration only. In addition, the price of gold has corrected to between $300 - $315 U.S. per ounce, making gold exploration less attractive, although there is, as always, a considerable body of opinion that the long-term trend for the price of gold is up.

Management continues to examine other opportunities particularly in the oil and gas and related fields. Management believes that as long as policial tension continues to exist in the Middle East and if the world economy improves, the price of oil and gas will remain firm. Therefore, investment in this aspect of the resource industry, combined with its immediate cash flow potential, is on the front burner in management's priorities. No decisions have been made but a couple of projects are under serious consideration.

"William S. McKee"
President
August 20, 2002

B.C. FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: __X__ SCHEDULE A

____ SCHEDULE B & C
(place X in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER GOLDEN RAVEN RESOURCES LTD.

FOR QUARTER ENDED MARCH 31, 2002

DATE OF REPORT MAY 12, 2002

ISSUER ADDRESS 4005 GALLAGHER'S TERRACE

KELOWNA	B.C.	V1W 3Z8
CITY	PROVINCE	POSTAL CODE

ISSUER FAX # (250) 861-4281 ISSUER TELEPHONE # (250) 861-3960

CONTACT PERSON WILLIAM S. MCKEE

CONTACT'S POSITION PRESIDENT

CONTACT TELEPHONE # (250) 861-3960

CONTACT EMAIL ADDRESS __________

WEBSITE ADDRESS __________

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

	WILLIAM S. McKEE	2002/05/27
SIGN (TYPED)	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
	CRAIG D. THOMAS	2002/05/27
SIGN (TYPED)	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

(Signatures for this Form should be entered in TYPED form)

NOTICE TO READER

We have compiled the balance sheet of Golden Raven Resources Ltd. as at March 31, 2002 and the statements of operations and deficit and cash flows for the three and six month periods then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"Smythe Ratcliffe"

Chartered Accountants

Vancouver, British Columbia
May 12, 2002

GOLDEN RAVEN RESOURCES LTD.

Balance Sheet
March 31
(Unaudited - See Notice to Reader)

	March 31, 2002	September 30, 2001
Assets		
Current		
Cash	$3,807	$326
GST receivable	1,383	506
	$5,190	$832
Liabilities		
Current		
Accounts payable	$130,312	$100,026
Accrued debenture interest	19,933	19,933
Due to shareholders	28,604	36,812
	178,849	156,771
Capital Stock and Deficit		
Capital Stock	4,580,986	4,540,486
Deficit	(4,754,645)	(4,696,425)
	(173,659)	(155,939)
	$5,190	$832

Approved on behalf of the Board:

.... Director
William S. McKee

.... Director
CRAIG D. THOMAS

See notes to financial statements.

GOLDEN RAVEN RESOURCES LTD.
Balance Sheet
March 31
(Unaudited - See Notice to Reader)

	March 31, 2002	September 30, 2001
Assets		
Current		
Cash	$3,807	$326
GST receivable	1,383	506
	$5,190	$832
Liabilities		
Current		
Accounts payable	$130,312	$100,026
Accrued debenture interest	19,933	19,933
Due to shareholders	28,604	36,812
	178,849	156,771
Capital Stock and Deficit		
Capital Stock	4,580,986	4,540,486
Deficit	(4,754,645)	(4,696,425)
	(173,659)	(155,939)
	$5,190	$832

Approved on behalf of the Board:

.... Director
William S. McKee

.... Director
CRAIG D. THOMAS

See notes to financial statements.

GOLDEN RAVEN RESOURCES LTD.

Statement of Operations and Deficit
Months and Six Months Ended March 31, 2002
(Unaudited- See Notice to Reader)

	Three Months Ended March 31		Six Months Ended March 31	
	2002	2001	2002	2001
Administration Expenses				
Management fees	$ 15,000	$ 2,584	$ 30,000	$ 13,284
Office	4,204	9,003	5,604	10,742
Salaries and benefits	3,940	2,835	12,545	14,132
Regulatory and transfer agent fees	3,214	3,307	5,071	3,265
Professional Fees	2,500	2,047	5,000	1,907
Travel and promotion	0	860	0	2,061
Depreciation	0	171	0	348
Net Loss for Period	28,858	20,807	58,220	45,739
Deficit, Beginning of Period	4,725,787	4,568,470	4,696,425	4,543,538
Deficit, End of Period	$ 4,754,645	$ 4,589,277	$ 4,754,645	$ 4,589,277
Loss Per Share	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Weighted Average Number of Shares	7,748,193	5,628,113	7,674,542	5,628,113

GOLDEN RAVEN RESOURCES LTD.

Statement of Cash Flows
Three Months and Six Months Ended March 31, 2002
(Unaudited - See Notice to Reader)

	Three Months Ended March 31		Six Months Ended March 31	
	2002	2001	2002	2001
Operating Activities				
Net loss	$(28,858)	$(20,807)	$(58,220)	$(45,739)
Item not involving cash				
Depreciation	0	171	0	348
Operating Cash Flow	(28,858)	(20,636)	(58,220)	(45,391)
Changes in Non-Cash Working Capital				
GST Receivable	(620)	7,836	(877)	7,139
Accounts payable	5,204	(470)	30,286	(3,274)
	4,584	7,366	29,409	3,865
Cash Used in Operating Activities	(24,274)	(13,270)	(28,811)	(41,526)
Financing Activities				
Issuance of shares for cash	28,000	0	40,500	0
Advances from shareholders	13,517	12,670	22,737	16,567
Repayments to shareholders	(16,445)	0	(30,945)	0
Cash Provided by Financing Activities	25,072	12,670	32,292	16,567
Inflow (Outflow) of Cash	798	(600)	3,481	(24,959)
Cash (Bank Indebtedness), Beginning of Period	3,009	(213)	326	24,146
Cash (Bank Indebtedness), End of Period	$3,807	$(813)	$3,807	$(813)

GOLDEN RAVEN RESOURCES LTD.
Notes to Financial Statements
Six Months Ended March 31, 2002
(Unaudited - See Notice to Reader)

1. BASIS OF PRESENTATION

These unaudited Financial statements have been prepared in accordance with generally accepted accounting principles in Canada for interim financial information. These financial statements are condensed and do not include all disclosures required for annual financial statements. The accounting policies followed by the Company and other information are contained in the notes to the Company's audited financial statements for the year ended September 30, 2001 which were issued to the shareholders.

In the opinion of the Company's management, these financial statements reflect all adjustments necessary to present fairly the Company's financial position at March 31, 2002 and September 30, 2001 and the results of operations and cash flows for the three months and six months then ended. The results of operations for the three and six months ended March 31, 2002 are not necessarily indicative of the results to be expected for the entire fiscal year.

2. CAPITAL STOCK

(a) Authorized

100,000,000	Common shares without par value
100,000,000	Preference shares with a par value of $1 each of which 1,328,250 are designated Series "A" shares

(b) Issued

	March 31, 2002		September 30, 2001	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period	7,520,971	$4,540,486	5,628,113	$4,330,486
Issued during period for cash:				
Upon exercise of share purchase options	125,000	12,500	0	0
Upon exercise of share purchase warrants	200,000	28,000	0	0
Upon exchange of special warrants	0	0	2,000,000	210,000
Upon cancellation of escrow shares	0	0	(107,142)	0
	325,000	40,500	1,892,858	210,000
Balance, end of period	7,845,971	$4,580,986	7,520,971	$4,540,486

2. **CAPITAL STOCK** (Continued)

(c) Share purchase options

Details of the status of the Company's stock option plans as at March 31, 2002 are as follows:

	Six Months Ended March 31, 2002		**Year Ended September 30, 2001**	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	1,300,000	0	1,300,000	$ 0.31
Exercised	(125,000)	$ 0.10	0	$ 0.00
Expired	(100,000)	$ 0.31	0	$ 0.00
Outstanding, end of period	1,075,000	$ 0.31	1,300,000	$ 0.31

At March 31, the following share purchase options were outstanding:

Expiry Date	Exercise Price	Number of Shares 2002	2001
May 2, 2002	$ 0.31	1,075,000	0

Options are fully vested after 18 months from date of granting and expire five years from the date of original granting.

2. **CAPITAL STOCK** (Continued)

(d) Share purchase warrants

At March 31 the following non-transferrable share purchase warrants were outstanding:

		Number of Warrants	
Expiry Date	Exercise Price	**2002**	**2001**
February 14, 2002	$ 1.00	0	750,000
February 14, 2002	$ 0.14	0	2,000,000

During the six month period ended March 31, 2002, 200,000 warrants were exercised at $0.14 per share, for cash proceeds of $28,000. Two hundred thousand (200,000) Common shares were issued upon the exercise of these warrants. The remainder of the warrants expired during the period.

3. **RELATED PARTY TRANSACTIONS**

(a) Management fees of $15,000 (2001 - $2,584) were paid to companies controlled by a director.

(b) Salaries of $3,940 (2000 - $2,835) were paid to officers of the Company.

(c) Amounts due to shareholders totalled $28,604 (2001 - $16,567). These amounts bear no interest and have no stated terms of repayment.

(d) The period ending accounts payable include $91,775 due to related parties (2001 - $525), of which $68,025 was for management fees and $23,750 was for salaries.

4. **SUBSEQUENT EVENT**

Subsequent to March 31, 2002, the Company entered into an option agreement with Juldex Pty. Ltd. The agreement gives the Company the right to earn an undivided 50% interest in the Mount Cameron Breccia Pipe and Porphyry Complex in Queensland, Australia.

The Company shall have exercised the option and earned its interest in the property upon payment of Cdn $50,000 by June 30, 2002 and the expenditure of one million Australian dollars (AUD $1,000,000) in respect to exploration and development of the Complex property by November 10, 2004. The agreement is subject to regulatory approval.

B.C. FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: _____ SCHEDULE A

_X_ SCHEDULE B & C
(place X in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER GOLDEN RAVEN RESOURCES LTD.

FOR QUARTER ENDED MARCH 31, 2002

DATE OF REPORT MAY 12, 2002

ISSUER ADDRESS 4005 GALLAGHER'S TERRACE

KELOWNA	B.C.	V1W 3Z8
CITY	PROVINCE	POSTAL CODE

ISSUER FAX # (250) 861-4281 ISSUER TELEPHONE # (250) 861-3960

CONTACT PERSON WILLIAM S. MCKEE

CONTACT'S POSITION PRESIDENT

CONTACT TELEPHONE # (250) 861-3960

CONTACT EMAIL ADDRESS ____________

WEBSITE ADDRESS ____________

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

	WILLIAM S. McKEE	2002/05/27
SIGN (TYPED)	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
	CRAIG D. THOMAS	2002/05/27
SIGN (TYPED)	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

(Signatures for this Form should be entered in TYPED form)

B.C. FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: _____ SCHEDULE A

__X__ SCHEDULE B & C
(place X in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER GOLDEN RAVEN RESOURCES LTD.

FOR QUARTER ENDED MARCH 31, 2002

DATE OF REPORT MAY 12, 2002

ISSUER ADDRESS 4005 GALLAGHER'S TERRACE

KELOWNA	B.C.	V1W 3Z8
CITY	PROVINCE	POSTAL CODE

ISSUER FAX # (250) 861-4281 ISSUER TELEPHONE # (250) 861-3960

CONTACT PERSON WILLIAM S. MCKEE

CONTACT'S POSITION PRESIDENT

CONTACT TELEPHONE # (250) 861-3960

CONTACT EMAIL ADDRESS

WEBSITE ADDRESS

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

[signature]	WILLIAM S. McKEE	2002/05/27
SIGN (TYPED)	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
	CRAIG D. THOMAS	2002/05/27
SIGN (TYPED)	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

(Signatures for this Form should be entered in TYPED form)

Schedule B

GOLDEN RAVEN RESOURCES LTD.
Form 51-901F - Supplementary Information
Six Months Ended March 31, 2002

1. **RELATED PARTY TRANSACTIONS**

   See note 3 of Schedule A

2. (a) **AUTHORIZED CAPITAL**

   See note 2 of Schedule A

   (b) **OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES O/S**

   See note 2(c)(d) of Schedule A

3. **LIST OF DIRECTORS AND OFFICERS**

William McKee	President and Director
William W. Moss	Director
Daniel Koyich	Director
Herbert Grant Adcox	Director
Craig D. Thomas	Director
Stephen Easton	Secretary

Schedule C

GOLDEN RAVEN RESOURCES LTD.
Form 51-901F - Management Report
Six Months Ended March 31, 2002

This past quarter has been more of the same as far as management is concerned. Several mining opportunities have been examined both in Canada as well as abroad. Subsequently, Golden Raven has entered into an option agreement with Juldex Pty. Ltd., whereby the Company has the right to earn an undivided 50% interest in the Mount Cameron Breccia Pipe and Porphyry Complex located in the heart of Queensland, Australia's mining district. The Company shall pay $50,000 and incur exploration expenses of $1,000,000 (Australian) over 30 months. For further details see the news release dated May 9, 2002. A considerable amount of geological mapping, geochem and geophysical work as well as a limited amount of geological mapping, geochem and geophysical work as well as a limited amount of diamond drilling have been conducted on the property. Deep drill targets have been set to determine the source of surface gold occurrences.

This is a large polymetalic property containing silver-lead and zinc as well as molybdomin. However, gold will be the primary target of the initial exploration program.

Management continues to examine oil and gas properties in western Canada in order to establish a cash flow for the Company. No decision has been made so far. Management has been encouraged by the firming of gold prices after four long years of decline. We also foresee a bright future for oil and gas because of the political tension in the Middle East as well as the increased demand for energy which is a part of a predicted economic recovery.

"William S. McKee"
President
March, 2002